[GRAPHIC]      8060 MONTGOMERY ROAD, SUITE 205    185 GREAT NECK ROAD, SUITE 460
                          CINCINNATI, OH 45236              GREAT NECK, NY 11020
                       PHONE:  +1 513.792.5100           PHONE:  +1.516.466.5258
                         FAX:  +1 413.375.3439             FAX:  +1.516.466.7709

August 18, 2004



CONFIDENTIAL



Via Telecopier
--------------
(617) 386-1142



Mr. Bob Burke, CEO
Art Technology Group, Inc.
25 First Street Second Floor
Cambridge, MA 02141



         Re:  Proposed Merger with Primus Knowledge Solutions, Inc.
         ----------------------------------------------------------



Dear Mr. Burke:

Thank you for giving us an opportunity to meet with you last week. The discussion was both productive and informative. As we said in our meeting, we have an open mind about the merits of the proposed merger with Primus Knowledge Solutions, Inc ("PKSI"). We want to update you on our impressions and thoughts concerning next steps.

To date, management has not consistently operated the core business profitably. The proposed merger with PKSI presents an additional management challenge thereby increasing execution risk. We believe management's plan produces insufficient cost synergies to justify the incremental risk resulting from the combination. Finally, apart from the proposed merger, the Company's corporate governance is out of line with the current state of the market and prevents shareholders from effectively helping the business succeed.

As of Tuesday, August 17, 2004, Mitchell-Wright Technology Group ("MWTG") collectively owns 5.1% of Art Technology Group ("the Company") common stock. As your second largest shareholder, we are eager to work with you, the management team and the Board on a solution that will maximize the value of the combined entity for both sets of shareholders, and thus enable MWTG to vote in favor of the merger. Specifically we recommend the Company take the following actions:

1. Commit to more significant cost synergies - cost savings in the $20-25M range are achievable;

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Page 2 of 3



2. Enact changes in the corporate governance, in connection with soliciting a vote on the proposed transaction; and

3. Issue a joint press release with MWTG, announcing (i) the updated cost synergy guidance (ii) the changes in corporate governance, and (iii) significant shareholder support for the proposed merger.

COST SYNERGIES

In order to justify the risk adjusted economics of this transaction, management must achieve greater cost synergies. Such cost reductions must result in a profitable business beginning in the first quarter of 2005. From our analysis the Company should be able to achieve cost synergies of $20-25M, resulting in a total spend projection of $80-85M for FY 2005. We want the opportunity to work with you to demonstrate how the Company can achieve these results.

CORPORATE GOVERNANCE

In the interest of protecting the shareholders of the Company, MWTG recommends that the Board take four specific actions in connection with the solicitation of votes on the proposed merger. Our recommended actions will (i) provide shareholders with more control over their Company by making the Board and management more responsive to the shareholders, (ii) permit the shareholders to act swiftly to put the business on more solid footing should management fail to achieve the value planned from the proposed merger, and (iii) bring the Company's corporate governance in line with the current state of the market. Specifically, MWTG proposes the Board take action to achieve the following outcomes:

1.   Eliminate the classified board structure ("staggered board");

2. Allow shareholders to nominate up to three (3) director nominees to be considered and voted upon in the approval of the merger;

3. Make changes in the Company's by-laws and articles of incorporation to permit shareholders to call special meetings; and

4. Make changes in the Company's by-laws and articles of incorporation to permit shareholders to act by written consent.

JOINT PRESS RELEASE

In an effort to build broad based support for the Company, the management team, the Board, and the merger, we want to issue a joint press release with the Company announcing an agreement on the aforementioned points. The results of the actions we have recommended and a joint press release on our mutually defined solution will:

1.   Provide management a strong vote of confidence;

2.   Make the Company and Board more accountable to shareholders;

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ARTG Letter.081804.doc
8/18/2004
Page 3 of 3



3.   Provide a strong vote of confidence for the proposed merger;

4. Shore up the economic rationale for the proposed merger by guiding the Company to stronger cost synergies; and

5. Strengthen the Board to help guide management to achieve consistent profitable operation in order to maximize shareholder value.

We continue to maintain an open mind on both the business plan and the plan for the proposed merger with PKSI. The Company's customer base, technology and sustainability of the Company's maintenance revenue remain its strengths. By working with you and your team around the elements outlined in this letter, we are confident we can achieve a solution that will enable us to support the merger with PKSI and maximize value for the shareholders of both companies.

MWTG requests you circulate this letter to your Board for consideration. Please respond to us by 5:00 PM EST on Friday, August 20, 2004 with a date, time and place where we can meet with you, the Board and your team to create a solution that meets the objectives outlined in this letter.



Very Respectfully,


/s/ James H. Dennedy


James H. Dennedy
Managing Partner

Mitchell-Wright Technology Group, LLC